Exhibit 1.2

A Company Limited by Shares

Memorandum of Association

of

Gazit-Globe Ltd.

1.	The Company’s name is:

In Hebrew:

In English: Gazit-Globe, Ltd.

2.	The object for which the Company is incorporated is to engage in any legal activity.

3.	The members’ liability is limited.

4.	The Company’s share capital is NIS 500 million, divided into 500 million ordinary shares of NIS 1.0 par value each.

5.	The general meeting of the shareholders is authorized, from time to time, to increase the registered share capital of the Company by the issuance of new shares, from an existing type or a new type, through an ordinary resolution. The increase will be made in such amount and will be divided to shares of such par value, and in the same terms and conditions, as the resolution regarding the issuance of shares shall instruct. For the purpose of this clause an “ordinary resolution” shall have the following meaning—a resolution for which more than 50% of the Company’s shareholders, representing more than 50% (fifty percent) of the total voting powers of shareholders whose owners attended the meeting and voted with respect to the said resolution, present in person or by a proxy, and voted in its favor.